TGP SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021



REID

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of TGP Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TGP Securities, Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of TGP Securities, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of TGP Securities, Inc.'s management. Our responsibility is to express an opinion on TGP Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TGP Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as TGP Securities, Inc.'s auditor since 2018.

Reid CPAs, LLP

Woodbury, NY
March 11, 2022

TGP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS	
Cash	$ 31,353
Accounts receivable	98,000
Prepaid insurance	1,216
Total assets	$ 130,569
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 113,032
Shareholders' equity	
Capital stock - 1,001,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	306,643
Retained earnings	(289,116)
Total shareholders' equity	17,537
Total liabilities and shareholders' equity	$ 130,569

The accompanying notes are an intergral part of this statement.

Note 1 -   **Nature of Business**

TGP Securities, Inc. (The "Company") operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged to provide private placement of securities, mergers, acquisitions, and other financial advisory services. The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

Under its membership agreement with FINRA, the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3, under the Securities Exchange Act of 1934, pertaining to the possession or control of customer assets and reserve requirements.

Note 2 -   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018.

The principal source of operating revenues is third party marketing fees for obtaining suitable investors for certain client investment syndications and annual registered representative fees. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations as of December 31, 2021.

Note 2 - Summary of Significant Accounting Policies (continued)

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b) *Income Taxes*

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

c) *Cash*

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash balances.

d) *Use of Estimates*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 3 - Income Taxes

The Company has available at December 31, 2021 unused operating loss carry-forwards of approximately $67,000 which may be applied against future taxable income, resulting in a deferred tax asset of approximately $20,000 that expires from 2036-2041. A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 4 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2021, the Company had net capital of $9,961 which was $2,426 over its required net capital of $7,535. The Company's net capital ratio was 11.35 to 1.

Note 5 –   Compliance with Rule 15c3-3

In reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company will not claim an exemption from SEA Rule 15c3-3.

Note 6 –   Payroll Protection Program Loan

In April 2020, the Company received a loan of $61,719, which was guaranteed by the U.S. Small Business Administration under the Paycheck Protection Program (PPP). The Company utilized the entirety of the proceeds of this loan to pay expenses covered by the PPP and the loan was granted forgiveness in June 2021. The loan proceeds are recorded as income on the Statement of Operations.

Note 7 –   Commitments and Contingencies

The Company and one of its shareholders were named in a complaint in October 2020. The case was dismissed without merit in January 2021. On June 30, 2021, the case was allowed to be refiled by State of New Jersey. The Company's position remains to be the case is frivolous and meritless.

Note 8 –   Subsequent Events

The Company has performed an evaluation of events that have occurred subsequently to December 31, 2021, and through the date this report was issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2021.